

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 5, 2017

<u>Via E-mail</u>
Brain R. Dickman
Executive Vice President and
Chief Financial Officer
Seritage Growth Properties
489 Fifth Avenue, 18th Floor
New York, NY 10017

  Re: Seritage Growth Properties
     Form 10-K
     Filed March 1, 2017
     Form 10-Q
     Filed August 8, 2017
     File No. 001-37420

Dear Mr. Dickman:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Robert F. Telewicz, Jr.

        Robert F. Telewicz, Jr.
        Accounting Branch Chief
        Office of Real Estate and
        Commodities